UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 2, 2012

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of the Company, dated August 2, 2012.
Ex-99.2 The Company’s notice of annual general meeting to ordinary shareholders, dated August 1, 2012.
Ex-99.3 The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on September 4, 2012.
Ex-99.4 Form of proxy for use by ordinary shareholders
Ex-99.5 Depository’s notice of annual general meeting to holders of ADSs, dated August 1, 2012.
Ex-99.6 Voting card for use by ADS holders.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form F-3 (File No. 333-177250).

Other Events

Annual general meeting of shareholders

On August 2, 2012, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its annual general meeting (the “AGM”) to be held in Jersey, Channel Islands, on Tuesday, September 4, 2012 and distributed to its shareholders a notice of the annual general meeting, the proxy statement for the annual general meeting and the form of proxy. A copy of the press release, the notice of annual general meeting, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the annual general meeting and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 2, 2012

WNS (HOLDINGS) LIMITED

By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company, dated August 2, 2012.

99.2	The Company’s notice of annual general meeting to ordinary shareholders, dated August 1, 2012.

99.3	The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on September 4, 2012.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of annual general meeting to holders of ADSs, dated August 1, 2012.

99.6	Voting card for use by ADS holders.